

September 18, 2014

Via E-mail
Stephen L. Gurba
Chief Executive Officer
Bulova Technologies Group, Inc.
2409 N. Falkenburg Road
Tampa, FL 33619

      Re: **Bulova Technologies Group, Inc.**
              Form 10-K for the Fiscal Year Ended September 30, 2013
              Filed January 13, 2014
              Form 10-Q for the Fiscal Quarter Ended June 30, 2014
              Filed August 19, 2014
              File No. 000-09358

Dear Mr. Gurba:

We have reviewed the above-referenced filings and your response letter received on August 22, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to our letter dated July 25, 2014.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2013

1.   We note your responses to prior comments 1 and 3 and we are unable to concur with your analysis that specific disclosure of your dispute with the United States Army in proceedings with the Armed Services Board of Contract Appeals is not required to be disclosed pursuant to Item 103 of Regulation S-K on the basis that it is not material. The amount in dispute, approximately $12 million prior to fees, penalties, and interest, greatly exceeds the amount of your current assets. Please provide disclosure responsive to Item 103.

2.   We note your assertion that disclosure regarding the pending litigation is not required, in part, because the public parent is not liable for claims against its subsidiary Bulova Technologies Ordnance Systems LLC, which has nominal assets. Given that you sold substantially all of the assets of Bulova Technologies Ordnance Systems LLC in October 2012 for $11.2 million while the legal dispute with the Army was ongoing, it is unclear whether the U.S. Army or any other creditors of Bulova Technologies Ordnance Systems LLC may bring claims against you or your investors. Please advise. Your response should include an analysis of whether there are risks that the Army may challenge the asset transfer under fraudulent conveyance statutes or other laws protecting creditor rights. It appears you should disclose the possibility that such claims may be asserted against you as well as the potential risks to investors were such claims to prevail in bankruptcy or other proceedings.

3.   In your response to prior comment 2 you indicate that the Department of Defense has not yet agreed to novate the DOD contracts that were sold to Bulova Tech Ordnance LLC. Please discuss in your disclosure the consequences to you should the Department of Defense refuse to novate these agreements, including whether the agreements may be terminated.

Business, page 4

4.   Your business description appears incomplete. While you describe historical changes to your business, it is unclear from your disclosure what your current business emphasis and business relationships are and how you operate your business. Your business description should address in reasonable detail the factors listed in Item 101(h)(4) of Regulation S-K. In particular, please provide an expanded description of the material aspects of your business such as your products and services, employees, suppliers, markets, backlog, government regulations, government contracts, and customer dependence.

5.   Please provide a more detailed description of the "Mortar Exchange program," "offset opportunities," and "blanket purchase agreements with the U.S." with respect to Bulova Technologies (Europe) LLC.

6.   You describe yourself primarily as a U.S. government contractor on pages 5 and 6; however, you sold substantially all of your assets of your U.S. government weapons contractor Bulova Technologies Ordnance Systems LLC in October 2012. Please clarify how the U.S. government is involved in your sales agreements to NATO members and allied countries or the UAE. Further, in light of the dispute with the U.S. Army for a prior weapons contract with Bulova Technologies Ordnance Systems LLC, please clarify the impact this dispute will have on the operations of Bulova Technologies (Europe) LLC.

7.   You state in your risk factors on page 5 that you rely on U.S. government contracts the loss of a significant number of which would have a material adverse impact on your business. Please include in your business description a discussion of your material contracts, including the material contract terms, and the extent to which you rely on them. In addition, file as exhibits to your Form 10-K the contracts on which you are substantially dependent. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Discontinued Operations, page 9

8.   You indicate that you negotiated a substantial discount of approximately $1.3 million in settling almost $2 million of guaranteed debt and accrued interest in final settlement of the note balance that carried over after the disposition of all of the assets of BT Manufacturing Company LLC. Since the debt relates to amounts that carried over after the disposition in 2011, please tell us why this transaction is not tantamount to a troubled debt restructuring under ASC 470-60.

Continuing Operations, page 9

9.   Please provide us with the underlying calculations and details of the $7.3 million gain on the sale of Bulova Technologies Ordnance Systems and the $6 million gain resulting from the termination of a U.S. Government contract included within other income.

10.   It appears that you recognized a net gain on the sale of substantially all of the assets of Bulova Technologies Ordnance Systems LLC in the amount of $7,257,719 within other income. Since the sale of Bulova Technologies Ordnance Systems appears to represents the disposition of a business, please tell us how your current presentation and accounting complies with ASC 205-20-45-3.

11.   You indicate that you are disputing the termination of your U.S. Government contract, and are pursuing a course to have the termination for default changed to a termination for convenience. In this regard, it is not clear how the termination of the U.S. Government contract is a change in an accounting estimate. In particular, it appears that the amounts you recognized in connection with the terminated contract represent a contingent gain. Please note that the recognition of contingent gains is prohibited under ASC 450-30-25-1. As such, provide us with substantive support for your conclusion that the recognition of a gain in relation to an at fault termination of the U.S. Government contract, currently being appealed and in dispute, does not represent a contingent gain and is in compliance with U.S. GAAP.

Directors, Executive Officers and Corporate Governance

Audit Committee, page 32

12.   Disclose whether you have an audit committee financial expert serving on your
        committee. If not, please explain why. Refer to Item 10 of Form 10-K and Item
        407(d)(5) of Regulation S-K.

Executive Compensation, page 33

13.   On page 35, you disclose that Stephen L. Gurba has a five-year employment contract.
        Please describe the material terms of this employment agreement, as required by Item
        402(o)(1) of Regulation S-K. Further, please file this agreement pursuant to Item
        601(b)(10) of Regulation S-K.

Exhibits

14.   We note your response to prior comment 5 and your proposal to file the omitted exhibits
        with your next Form 10-K for the fiscal year ended September 30, 2014. Please provide
        us in your response letter with a list of the exhibits you intend to file, including your
        material contracts such as government contracts, lease agreements and the like.

Signatures

15.   Your Form 10-K must be signed by, among others, at least a majority of your board of
        directors. Refer to Note D of Form 10-K and advise.

Form 10-Q for the Fiscal Quarter Ended June 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
12

16.   We note that you substantially rely on debt to finance your operations. Your disclosure
        indicates that you have $5,552,032 in long-term debt as of June 30, 2014, of which over
        $5 million is due within 12 months. In particular, it appears that you have entered into
        material note agreements with, at a minimum, Keehan Trust Funding, LLC, Govfunding,
        LLC, NFC III LLC, a $125,000 note payable to an unnamed individual, the Shapiro
        Family Trust, Craigmore Machinery Company, SIII Associates Limited Partnerships,
        Metro Bank, and Colleen Stacy Shapiro 2007 Trust. Please confirm that you will file
        these and any other material debt agreements with your next periodic report and clarify
        how you will be able to repay these loans.

You may contact Juan Migone, Staff Accountant, at (202) 551-3312 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3457 if you have questions regarding any other matters. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel